Financial Statements

(Expressed in Canadian Dollars)

LEVON RESOURCES LTD.

(An Exploration Stage Company)

For the nine months ended December 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2006 and March 31, 2006

	December 31,	March 31,
	2006	2006
	(Unaudited)	(Audited)

Assets
Current
Cash	$ 476,611	$ 732,829
Cash, exploration funds (note 11)	207,647	1,694
Accounts receivable and prepaid expenses	24,929	60,090
Investments (note 4)	39,452	39,452
Due from related parties	-	94,153

	748,639	928,218

Security Deposits	34,117	45,912
Investment in Resource Properties (note 5)	1,004,798	549,051
Office Equipment	4,666	2,938

	$ 1,792,220	$ 1,526,119

Liabilities
Current
Accounts payable and accrued liabilities	$ 42,453	$ 77,202
Due to related parties (note 7)	361,206	208,727

	403,659	285,929

Shareholders' Equity
Capital Stock (note 8)	22,117,060	20,883,010
Subscription Receivable (note 8 (f))	(100,000)	(10,000)
Paid Share Subscriptions	-	805,253
Contributed Surplus (note 9)	241,765	191,315
Deficit	(20,870,264)	(20,629,388)

	1,388,561	1,240,190

	$ 1,792,220	$ 1,526,119

Approved on behalf of the Board:

s/ “Louis Wolfin”

Louis Wolfin, Director

s/ “Ron Tremblay”

Ron Tremblay, Director

LEVON RESOURCES LTD.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Nine Months Ended December 31, 2006 and 2005

(Unaudited – Prepared by Management)

	Three Months ended		Nine Months ended
	December 31,		December 31,
	2006	2005	2006	2005

General and Administrative Expenses
Amortization	$ 148	$ 202	$ 441	$ 538
Consulting and management fees	5,000	15,000	41,805	45,000
Corporate and administrative services	13,500	4,000	26,000	14,500
Listings, filing and transfer agent fees	5,430	2,327	23,195	16,811
Office occupancy and miscellaneous	7,055	5,213	34,424	21,225
Professional fees	2,670	-	20,937	6,033
Salaries and benefits	3,612	5,684	12,379	23,852
Shareholder relations and promotion	10,478	9,188	21,077	17,208
Stock based compensation	17,000	-	51,800	32,400
Travel and automotive	7,860	968	22,932	3,674

Loss Before Other Items	(72,753)	(42,582)	(254,990)	(181,241)

Other Items
Interest income	3,348	5,863	14,114	6,033
Miscellaneous exploration	-	(3,656)	-	(3,656)
Gain on sale of mineral property	-	-	-	33,542

Loss For The Period	(69,405)	(40,375)	(240,876)	(145,322)

Deficit, Beginning of Period	(20,800,859)	(20,333,902)	(20,629,388)	(20,228,955)

Deficit, End of Period	$(20,870,264)	$(20,374,277)	$(20,870,264)	$(20,374,277)

Loss per Share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

Weighted Average Number of
Shares Outstanding	38,101,911	25,760,058	36,735,522	25,760,058

LEVON RESOURCES LTD.

(An Exploration Stage Company)

STATEMENTS OF DEFERRED EXPLORATION

December 31, 2006 and March 31, 2006

(Unaudited – Prepared by Management)

Expenditures on resource properties for the nine months ended December 31, 2006

	Congress	Gold Bridge	Wayside	Total

Assays	$ 5,118	$ 4,810	$ -	$ 9,928
Consulting	16,986	5,894	-	22,880
Drilling & exploration	356,138	-	-	356,138
Fuel	6,480	-	-	6,480
Geological	38,008	2,491	-	40,500
Assessment and filing fees	2,981	488	-	3,469
Mapping	4,360	-	-	4,360
Metallurgical & testing	3,168	-	-	3,168
Prospecting	6,733	-	-	6,733
Equipment rental	2,090	-	-	2,090

Total	$ 442,063	$ 13,684	$ -	$ 455,747

Expenditures on resource properties for the fiscal year ended March 31, 2006

	Congress	Gold Bridge	Wayside	Total

Drilling	$ 114,853	$ 1,739	$ -	$ 116,592
Equipment rental	24,701	10,142	-	34,843
Trenching	22,709	6,105	3,855	32,669
Geological and management services	20,022	2,822	2,257	25,101
Consulting	10,733	491	-	11,224
Assays	4,975	233	2,876	8,084
Wages and benefits	4,290	2,461	100	6,851
Drafting and mapping	4,936	-	-	4,936
Metallurgical testing	4,879	-	-	4,879
Mobilization and demobilization	4,087	-	-	4,087
Assessment and filing fees	1,525	577	-	2,102
Fuel	1,325	-	-	1,325
Permits	1,085	-	-	1,085
Meals and accommodation	550	-	-	550
Administration	(2,700)	-	-	(2,700)

Total	$ 217,970	$ 24,570	$ 9,088	$ 251,628

LEVON RESOURCES LTD.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the Nine Months Ended December 31, 2006 and 2005

(Unaudited – Prepared by Management)

	Three Months ended		Nine Months ended
	December 31,		December 31,
	2006	2005	2006	2005

Cash (used in) provided by:

Operating Activities

Loss for the period	$ (69,405)	$ (40,375)	$(240,876)	$(145,322)

Adjustment for items not involving cash
Amortization	148	203	441	538
Stock based compensation	17,000	-	51,800	32,400

Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	(16,989)	3,878	35,161	(10,117)
Security deposits	(2,705)	6,144	11,795	6,048
Accounts payable and accrued liabilities	9,898	25,234	(34,749)	(4,973)
Due from related parties	96,296	-	94,153	(36,547)
Due to related parties	130,044	10,110	152,479	89,906

Cash used in operating activities	164,287	5,194	70,204	(68,067)

Financing Activities:

Issuance of shares for cash	228,000	-	1,142,700	-
Prepaid subscriptions	-	82,526	(805,253)	82,526

Cash provided by financing activities	228,000	82,526	337,447	82,526

Investing Activities:

Expenditures on the resource properties	(432,220)	(21,061)	(455,747)	(172,161)
Purchase of office equipment	(2,170)	-	(2,169)	(1,682)

Cash used in investing activities	(434,390)	(21,061)	(457,916)	(173,843)

Inflow (Outflow) of Cash	(42,103)	66,659	(50,265)	(159,384)

Cash, Beginning of Period	726,361	25,692	734,523	251,735

Cash, End of Period	$ 684,258	$ 92,351	$ 684,258	$ 92,351

Supplemental Cash Flow Information
Interest paid	$ 9,616	$ -	$ 9,616	$ -

LEVON RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended December 31, 2006

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves on its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims, and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2006, the Company had working capital of $344,980 and may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly should be read in conjunction with the annual financial statements for the year ended March 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

3.	SECURITY DEPOSITS

Security deposits are held by the Company’s bank as a condition of various reclamation permits on the Company’s mineral claims

LEVON RESOURCES LTD.

(An Exploration Stage Company)

4.	INVESTMENTS

	December 31, 2006		March 31, 2006
	Number		Number
	of shares	Amount	of shares	Amount
Mill Bay Ventures Inc.
(market value December 31, 2006: $31,408;
March 31, 2006: $48,857)	348,978	$ 37,897	348,978	$ 37,897
Avino Silver & Gold Mines Ltd.
(market value December 31, 2006: $8,190;
March 31, 2006: 8,484)	4,200	1,554	4,200	1,554
Omega Equities Corp.
at nominal value	57,000	1	57,000	1

	410,178	$ 39,452	410,178	$ 39,452

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc., have common directors with the Company.

5.	INVESTMENT IN RESOURCE PROPERTIES

	December 31, 2006	March 31, 2006

Congress Property, British Columbia
Balance, beginning of period	$ 305,873	$ 87,903
Expenditures in the period	442,063	217,970
Balance, end of period	747,936	305,873

Gold Bridge Claims, British Columbia
Balance, beginning of period	234,086	209,516
Expenditures in the period	13,684	24,570
Balance, end of period	247,770	234,086

Wayside Claims, British Columbia
Balance, beginning of period	9,089	1
Expenditures in the period	-	9,088
Balance, end of period	9,089	9,089

Others	3	3
Total Investment in Resource Properties	$ 1,004,798	$ 549,051

(a)	Congress Claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

5.	INVESTMENT IN RESOURCE PROPERTIES (Continued)

(a)	Congress Claims (Continued)

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. No contribution has been made by Veronex in recent years to the cost of exploration.

During the year ended March 31, 2005, with funding made available through equity financing, exploration activities recommenced with the Company incurring 100% of expenditures incurred.

(b)	Gold Bridge Claims (BRX Project)

The Company owns 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. During the year ended March 31, 2006 exploration activities recommenced.

6.	OFFICE EQUIPMENT

December 31, 2006			March 31, 2006
	Accumulated			Accumulated
Cost	Amortization	Net	Cost	Amortization	Net

$ 31,337	$ 26,671	$ 4,666	$ 29,168	$ 26,230	$ 2,938

7.	DUE TO RELATED PARTIES

Amounts due to related parties, related by common management and or common directors, are non-interest bearing and without stated terms of repayment.

	December 31, 2006	March 31, 2006

ABC Drilling Services Inc.	$ 122,910	$ -
Bralorne Gold Mines Ltd	2,526
Coral Gold Resources Ltd	59,785	57,347
Intermark Capital Corp.	47,125	30,625
Mill Bay Ventures Inc.	5,334	-
Oniva International Services Corp.	76,400	90,130
Wear Wolfin Designs Ltd.	47,125	30,625

	$ 361,206	$ 208,727

LEVON RESOURCES LTD.

(An Exploration Stage Company)

8.	CAPITAL STOCK

(a)	Authorized:

Effective August 28, 2006 the Company’s authorized share structure changed from 100,000,000 common shares without par value to an unlimited number of common shares without par value

(b)	Issued:

Issued:	Shares	Amount

Balance March 31, 2006	27,286,911	$ 20,883,010
Private Placement @ $0.10	9,550,000	955,000
Share issuance cost		(21,800)
Balance June 30, 2006	36,836,911	21,816,210
Exercise of Options @ $0.10	15,000	1,500
Transfer of stock based compensation from contributed surplus on exercise of stock options		1,350
Balance, September 30, 2006	36,851,911	21,819,060
Private Placement @ $0.10	3,000,000	300,000
Share issuance cost		(2,000)
Balance, December 31, 2006	39,851,911	$ 22,117,060

(c)	Private Placements

i) During the nine months ended December 31, 2006 the Company issued 9,550,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before April 12, 2007 and thereafter at price of $0.15 until April 12, 2008. The Company paid finder fees in connection with this financing of $21,800.

ii) During the nine months ended December 31, 2006 the Company issued 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one tax flow through common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at a price of $0.15 until November 17, 2008. The Company paid finder fees in connection with this financing of $2,000.

(d)	Stock Options

i) In the nine months ended December 31, 2006 there were 15,000 options exercised at a price of $0.10 per share. The consideration paid by the stock option holder, together with the option compensation associated with the stock options of $1,350, was charged as share capital.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

8.	CAPITAL STOCK (Continued)

(d)	Stock Options (Continued)

ii) In the six months ended September 30, 2006 the Company granted 1,000,000 stock options at an exercise price of $0.21 per share expiring on April 25, 2011. The Company charged $34,800 to operations to recognize the estimated fair value of the options granted. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, expected life of 3 years and a volatility factor of 64%.

iii) In the three months period ended December 31, 2006 the Company granted 275,000 stock options at an exercise price of $0.10 per share expiring on October 1, 2011. The Company charged $17,000 to operations to recognize the estimated fair value of the options granted. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.0%, dividend yield of 0%, expected life of 3 years and a volatility factor of 87.5%.

Details of the changes in the Company's stock options at December 31, 2006 and March 31, 2006 are as follows:

	December 31, 2006		March 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of period	2,305,000	$0.10	-	-
Exercised	(15,000)	$0.10	-	-
Granted	1,275,000	$0.19	2,305,000	$0.10

Options, end of period	3,565,000	$0.13	2,305,000	$0.10

As at December 31, 2006 and March 31, 2006, the following stock options were outstanding:

		Number of Shares
Expiry Date	Exercise Price	December 31, 2006	March 31, 2006
April 05, 2010	$ 0.10	2,290,000	2,305,000
April 25, 2011	$ 0.21	1,000,000	-
October 1, 2011	$ 0.10	275,000	-
		3,565,000	2,305,000

LEVON RESOURCES LTD.

(An Exploration Stage Company)

8.	CAPITAL STOCK (Continued)

(e)	Share Purchase Warrants

A summary of the status of share purchase warrants as of December 31, 2006 and March 31, 2006 and changes during the periods are presented below:

	December 31, 2006		March 31, 2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Warrants outstanding,
beginning of period	5,200,000	$ 0.150	5,200,000	$ 0.150
Granted in the period	12,550,000	0.120	-	-
Warrants outstanding,
end of period	17,750,000	$ 0.140	5,200,000	$ 0.150

Details of the outstanding share purchase warrants at December 31, 2006 are as follows:

Expiry Date	Exercise price per share	Number of Shares
December 31, 2006	$ 0.15	5,200,000
April 12, 2007/2008	$ 0.12/$0.15	9,550,000
November 17, 2007/2008	$ 0.12/$0.15	3,000,000

(f)	Subscriptions Receivable

At December 31, 2006 an amount of $100,000 remains outstanding for the issuance of 1,000,000 units at a price of $0.10 per unit in regards to a private placement disclosed in Note 8(c)(ii). Subsequent to the period the Company received payment.

9.	CONTRIBUTED SURPLUS

Summary of the contributed surplus as at December 31, 2006 and March 31, 2006 and the changes in those periods is as follows:

Balance, March 31, 2005	$ -
Estimated fair value of 2,305,000 options granted in the year	191,315

Balance, March 31, 2006	191,315

Estimated fair value of 1,000,000 options granted in the period	34,800
Reallocation of Stock-based compensation recognized previously
pursuant to the exercise of stock options in the period	(1,350)
Estimated fair value of 275,000 options granted in the period	17,000

Balance, December 31, 2006	$ 241,765

LEVON RESOURCES LTD.

(An Exploration Stage Company)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a)	During the nine months ended December 31, 2006, the Company paid, or made provision for the future payment of, the following amounts to related parties:

(i)    $26,000 (2005: $14,500) in fees to a private company controlled by a former Director and Officer for accounting and corporate services.

(ii)  $41,430 (2005: $45,000) to three private companies controlled Officers of the Company for    consulting and management fees.

(iii)  $6,748 (2005: $Nil) to a private company controlled by a Director of the Company for travel and other expenses.

(b)

The Company entered into a cost sharing agreement dated October 1, 1997 and amended November 1, 2003 with Oniva International Services Corp. (“Oniva”), a private company under common management, to reimburse Oniva a percentage of its overhead expenses, and reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month notice by either party.

During the nine months ended December 31, 2006, a total of $51,529 (2005: $50,511) was billed to the Company for expenses and expenditures in relation to the cost sharing agreement.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

11.	EXPLORATION FUNDS

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian income tax legislation.

During fiscal year 2005, the Company raised $520,000 from the issuance of flow-through shares and renounced this amount to flow-through shareholders. During the six months ended September 30, 2006 the Company amended the amount renounced to $278,000. During the three months ended December 31, 2006 the Company raised a further $300,000 from the issuance of flow-through shares. At December 31, 2006 the amount of flow-through proceeds remained to be incurred by the Company on CEE is $111,711.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

12.	SUBSEQUENT EVENTS

On January 26, 2007 the Company granted 250,000 stock options exercisable at $0.18 per share until January 26, 2012.

Subsequent to the quarterly end, the Company has had 25,000 stock options exercised for total proceeds of $2,500 and 110,000 share purchase warrants exercised for total proceeds of $13,200.

13.	COMMITMENT

On November 9, 2006, the Company entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm to provide investor communication services in Europe. The Company has agreed to pay $2,000 per month plus expenses for an initial term of 12 months, which may be extended for further period.

14.	COMPARATIVE FIGURES

Certain of the comparative figures are reclassified to conform to the current period presentation.